UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

51 West 52nd Street

New York, New York 10019

(212) 403 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Items 3 and 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by AOL Inc. (the “Company”) with the U.S. Securities and Exchange Commission on May 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hanks Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of Verizon Communications Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $50.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated May 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by adding the word “unvested” before the words “Company stock options” in the first sentence of the first full paragraph beginning on page 4 of the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the disclosure set forth below at the end of the subsection entitled “Certain AOL Forecasts—Important Information Concerning the AOL Management Forecasts.”

The following table provides a reconciliation of Adjusted OIBDA to GAAP operating income for each period presented. The below presentation of operating income is being included in this Schedule 14D-9 solely to comply with Regulation G promulgated under the Exchange Act and was not included in the AOL Forecasts.

(Dollars in millions; Unaudited)	2015E	2016E	2017E	2018E
Operating income	$200	$232	$274	$374
Add: Reconciling Adjustments (1)	307	337	364	342

Adjusted OIBDA	$507	$569	$638	$716

(1)	Includes the impact of depreciation, amortization, restructuring costs, non-cash equity-based compensation, gains and losses on all disposals of assets, non-cash asset impairments and write-offs and special items.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws” the disclosure set forth below:

On June 5, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer.

Item 8 of the Schedule 14D-9 is hereby further amended by amending and restating the disclosure set forth in the section entitled “Certain Litigation” with the disclosure set forth below:

On May 20, 2015, Richard Williams, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub, captioned Williams v. AOL Inc., C.A. No. 11049-VCG (the “Williams Complaint”). On June 3, 2015, Charles Martin, a purported stockholder of the Company, filed a putative stockholder class action complaint in the Court of Chancery of the State of Delaware against the members of the Board, Verizon and Acquisition Sub, captioned Martin v. Armstrong, C.A. No. 11092-VCG (the “Martin Complaint”). Both the Williams Complaint and the Martin Complaint allege, among other things, that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Transactions. Both the Williams Complaint and the Martin Complaint seek, among other things, an injunction against the consummation of the Transactions, rescission of the Transactions to the extent that they are completed, and an award of costs and attorneys’ fees. The plaintiffs in the Williams and Martin actions have sought to consolidate their complaints. The Board believes the allegations in both complaints are without merit. The foregoing summary is qualified in its entirety by reference to the complaints. A copy of the Williams Complaint is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and a copy of the Martin Complaint is filed as Exhibit (a)(5)(C) to this Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(B) the Exhibit as follows:

(a)(5)(C)	Complaint filed by Charles Martin in the Delaware Court of Chancery, dated June 3, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2015

AOL INC.

By:	/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary